News Release

For immediate release

Gildan Activewear Reports Record Second Quarter Sales and Earnings

– Growth in Sales Revenues of 17.3% compared to Q2 2010 –
– Adjusted EPS of U.S. $0.53, up 29.3% from Q2 2010 –
– Company Increases Full Year Sales and Earnings Guidance for Fiscal 2011 –
– Declaration of Second Quarter Dividend of U.S. $0.075 per share –

Montréal, Wednesday, May 11, 2011 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced record financial results for the second quarter of its 2011 fiscal year, and also increased its sales and earnings projections for the full fiscal year.

Second Quarter Sales and Earnings

Net earnings for the second fiscal quarter ended April 3, 2011 were U.S. $61.4 million or U.S. $0.50 per share on a diluted basis, including a restructuring charge of U.S. $0.03 per share related to the consolidation of U.S. distribution activities and the closure of the Company’s remaining U.S. sock manufacturing operations.  Excluding the restructuring charge, adjusted net earnings for the second quarter were U.S. $64.3 million or U.S. $0.53 per share, up 29.1% and 29.3% respectively from adjusted net earnings of U.S. $49.8 million or U.S. $0.41 per share in the second quarter of fiscal 2010.  Both net earnings and earnings per share in the second quarter of fiscal 2011 were a record for the second quarter of a fiscal year.

The growth in net earnings compared to last year was primarily due to higher net selling prices for activewear and growth in activewear unit sales volumes, as well as the impact of more favourable income taxes.  These positive factors were partially offset by higher cotton costs, lower sales of socks, inefficiencies relating to the ramp-up of new manufacturing and distribution facilities, and a U.S. $3.7 million loss on the disposal of its corporate aircraft which the Company has replaced.

Net sales in the second quarter amounted to U.S. $383.2 million, up 17.3% from U.S. $326.8 million in the second quarter of fiscal 2010.  The Company had previously forecast that second quarter sales would be approximately U.S. $375 million.  Sales of activewear and underwear amounted to U.S. $342.4 million, up 25.3% from fiscal 2010, and sales of socks were U.S. $40.8 million, down 23.9% from last year.

The growth in sales of activewear and underwear compared to the second quarter of fiscal 2010 was due to a 19% increase in average net selling prices for activewear and a 6.1% increase in unit volume shipments.  The increase in unit volumes was attributable to 6.0% growth in overall industry demand in the U.S. distributor channel during the quarter, strong growth in international and other screenprint markets and increased shipments of activewear and underwear to mass-market retailers.  Gildan’s market share in the U.S. wholesale distributor channel was essentially unchanged, even though the Company was unable to fully service demand for its brand due to continuing low finished goods inventory levels as a result of current capacity constraints.  In addition, the Company was unable to fully meet distributor demand to replenish inventories, so that inventory replenishment by distributors was lower than in the second quarter of fiscal 2010.  The Company continued to have a significant open order position at the end of the second quarter.  Gildan’s share of inventories in the U.S. distributor channel was 52.0% on March 31, 2011, compared with its market share of 62.6% for the second fiscal quarter.

The table below summarizes the data from the CREST report produced by Capstone Research, Inc., which tracks unit volume shipments of activewear from U.S. wholesale distributors to U.S. screenprinters for the calendar quarter ended March 31, 2011.

	Three months ended		Three months ended
	March 31,		March 31,
	2011 vs 2010		2011	2010
	Unit Growth		Market Share
	Gildan	Industry	Gildan
All products	5.3%	6.0%	62.6%	63.0%
T-shirts	5.5%	6.7%	63.1%	63.7%
Fleece	1.9%	1.8%	61.7%	61.7%
Sport shirts	4.4%	(6.3)%	45.4%	40.7%

The decline in sales of socks compared to the second quarter of last year was primarily due to lower sales volumes as a result of the timing of retailer inventory replenishment and the discontinuation of certain uneconomic programs in the third quarter of fiscal 2010, combined with a lower-valued more basic product-mix. The impact of these factors was partially offset by the implementation of recent selling price increases.  Retailer sell-through of socks manufactured by Gildan was slightly lower than the second quarter of last year.

Gross margins in the second quarter were 28.1% compared with 27.8% in the second quarter of last year, and were above the Company’s forecast of approximately 27% provided on February 8, 2011.  The slight increase in gross margins compared to last year was due to higher activewear selling prices, offset by higher cotton, energy and other purchased input costs, start-up manufacturing inefficiencies which impacted gross margins for socks and underwear, and more unfavourable activewear product-mix.  Gross margins were higher than previously forecasted due to the more favourable activewear selling prices.

Selling, general and administrative expenses in the second quarter were U.S. $47.7 million, or 12.4% of sales, compared to U.S. $38.7 million, or 11.8% of sales, in the second quarter of fiscal 2010.  Excluding a U.S. $3.7 million loss on the sale of the corporate aircraft, SG&A expenses in the second quarter of fiscal 2011 were 11.5% of sales.  The increase in selling, general and administrative expenses was largely due to the ramp-up of the new retail distribution centre, a year-to-date adjustment to the provision for performance-driven incentive compensation, and the impact of the higher-valued Canadian dollar on corporate administrative expenses.

Results for the second quarter included an income tax recovery of U.S. $5 million, which reflected the tax benefit of operating losses recorded in the Company’s U.S. legal entities in both the first and second quarters.

Second Quarter Cash Flow

The Company used U.S. $61.7 million of cash in the second quarter to finance the rebuilding of finished goods inventories, the higher cost of inventories due to inflation in the cost of cotton and other purchased input costs, the seasonal increase in accounts receivable compared to the first quarter of the fiscal year, its continuing capital expenditure program including the construction of the Rio Nance V facility and the ramp-up of Rio Nance IV, and its initial quarterly dividend payment of U.S. $9.2 million on March 18, 2011.

The Company ended the second fiscal quarter with cash and cash equivalents of U.S. $173.8 million.  Subsequent to the quarter-end, the Company utilized approximately U.S. $100 million to partially fund the U.S. $350 million acquisition of Gold Toe Moretz on April 15, 2011.  The balance of the purchase price was financed by drawing down on the Company’s unutilized U.S. $400 million revolving bank credit facility.

Year-To-Date Sales and Earnings

Net sales for the first six months amounted to U.S. $714.5 million, up 30.6% from U.S. $547.2 million in the first six months of fiscal 2010.  The growth in sales revenues was due to increased sales volumes and higher net selling prices for activewear, partially offset by lower sales revenues for socks.  The unit sales growth in activewear and underwear of 26.7% reflected the strong recovery in market conditions in the U.S. wholesale distributor channel, the Company’s continuing penetration in international and other screenprint markets and increased shipments of activewear and underwear to mass-market retailers.

Net earnings for the first six months amounted to U.S. $97.3 million, up 26.9% from U.S. $76.7 million in the first six months of last year.  Net earnings before restructuring and other charges were U.S. $100.9 million, up 27.9% from U.S. $78.9 million in the first six months of fiscal 2010.  The growth in EPS was due to the increased sales revenues for activewear, which, together with lower income taxes, more than offset the impact of lower sock sales, lower gross margins in the first fiscal quarter and increased selling, general and administrative expenses.

Outlook

The Company is now projecting full year sales revenues of approximately U.S. $1.8 billion, gross margins of approximately 25.5%, and selling, general and administrative expenses of approximately 11.5% of sales for the full 2011 fiscal year. The Company had previously projected net sales revenues of slightly in excess of U.S. $1.6 billion, gross margins of approximately 25% and selling, general and administrative expenses of approximately 10.5% of sales.  The increase in projected sales revenues and gross margins is due to the acquisition of Gold Toe Moretz and the further selling price increase in the screenprint market which was announced in March.  The increased gross margin projection also reflects the assumption that cotton costs for the full fiscal year average approximately U.S. $1.15 per pound.  Cotton fixations for consumption in cost of sales during the balance of fiscal 2011 are now complete.  The projected increase in selling, general and administrative expenses is due to the impact of the acquisition of Gold Toe Moretz, higher performance-driven incentive compensation and the loss on the sale of the corporate aircraft.  A small income tax recovery is projected for the second half of the fiscal year.  Based on the above assumptions, EPS before restructuring and other charges for the full year are currently projected to be in the range of U.S $2.00 - $2.10, including U.S. $0.07 per share projected accretion from the Gold Toe Moretz acquisition.  Capital expenditures for the fiscal year are still projected to be in excess of U.S. $150 million, as previously forecast.

EPS before restructuring and other charges for the third quarter of fiscal 2011 are projected to be approximately U.S. $0.70, up approximately 30% from the third quarter of fiscal 2010, on projected net sales revenues of close to U.S. $550 million.  Gross margins in the third quarter are assumed to be in the range of 26% - 26.5% and selling, general and administrative expenses are projected to be approximately 10.5% of sales.

The Company’s guidance continues to assume no material change in overall economic conditions.  The Company also notes that there is continued uncertainty regarding the potential impact of volatile cotton prices on industry selling prices and demand.

Declaration of Quarterly Dividend

The Board of Directors has declared a cash dividend of U.S. $0.075 per share, payable on June 17, 2011 to shareholders of record on May 25, 2011. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Disclosure of Outstanding Share Data

As of April 30, 2011, there were 121,562,084 common shares issued and outstanding along with 1,186,369 stock options and 933,204 dilutive restricted share units (“Treasury RSUs”) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the TSX Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Financial Highlights

(in US$ millions, except per share amounts or otherwise indicated)	Q2 2011	Q2 2010	YTD 2011	YTD 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net sales	383.2	326.8	714.5	547.2
Gross profit	107.6	90.7	189.5	156.5
Selling, general and administrative expenses (SG&A)	47.7	38.7	89.4	72.7
Operating income	56.2	50.5	95.7	80.7
EBITDA (1)	77.7	71.2	131.3	115.6
Net earnings	61.4	48.8	97.3	76.7
Adjusted net earnings (2)	64.3	49.8	100.9	78.9

Diluted EPS	0.50	0.40	0.80	0.63
Adjusted diluted EPS (2)	0.53	0.41	0.83	0.65

Gross margin	28.1%	27.8%	26.5%	28.6%
SG&A as a percentage of sales	12.4%	11.8%	12.5%	13.3%
Operating margin	14.7%	15.5%	13.4%	14.7%

Cash flows from operations	(4.7)	30.4	10.2	104.3
Free cash flow (3)	(52.5)	(6.3)	(77.5)	36.3

		April 3,	October 3,	April 4,
As at		2011	2010	2010
		(unaudited)	(audited)	(unaudited)
Inventories		439.2	332.5	339.5
Accounts receivable		193.0	145.7	151.9
Cash in excess of total indebtedness (4)		173.8	258.4	118.4

(1), (2), (3), (4): Please refer to Non-GAAP Financial Measures in this press release.
Certain minor rounding variances exist between the financial statements and this summary.

Information for Shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results today at 8:30 AM EDT. The conference call can be accessed by dialing 800-261-3417 (Canada & U.S.) or 617-614-3673 (international) and entering passcode 37229289, or by live audio webcast on Gildan's Internet site ("Investor Relations" section) at the following address: http://gildan.com/corporate/IR/webcastPresentations.cfm. If you are unable to participate in the conference call, a replay will be available starting that same day at 11:30 AM EDT by dialing 888-286-8010 (Canada & U.S.) or 617-801-6888 (international) and entering passcode 44708218, until Wednesday, May 18, 2011 at midnight, or by audio webcast on Gildan's Internet site for 30 days.

This release should be read in conjunction with Gildan’s 2011 Second Quarter Management’s Discussion and Analysis (“MD&A”) dated May 11, 2011 and its unaudited interim consolidated financial statements for the three and six months ended April 3, 2011 (available at http://gildan.com/corporate/IR/quarterlyReports.cfm) which is incorporated by reference in this release, and which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

About Gildan

Gildan is a vertically-integrated marketer and globally low-cost manufacturer of quality branded basic apparel. Gildan® is the leading activewear brand in the screenprint market in the U.S. and Canada. The brand is continuing to grow in Europe, Mexico and the Asia-Pacific region. The Company sells T-shirts, sport shirts and fleece as undecorated “blanks”, which are subsequently decorated by screenprinters with designs and logos. The Company is also one of the world’s largest suppliers of branded and private label athletic, casual and dress socks sold to a broad spectrum of retailers in the U.S. Gildan markets its sock products under a diversified portfolio of company-owned brands, including Gold Toe®, PowerSox®, SilverToe®, Auro®, All Pro®, GT®, and the Gildan® brand. The Company is also the exclusive U.S. sock licensee to the Under Armour® and New Balance® brands. In addition to socks, the Company is increasingly becoming a significant supplier of underwear and undecorated activewear products in the retail channel. With over 29,000 employees worldwide, Gildan owns and operates highly efficient, large-scale, environmentally and socially responsible facilities in Central America and the Caribbean Basin and has begun the development of a manufacturing hub in Bangladesh to support its planned growth in Asia and Europe. More information on the Company can be found on Gildan’s website at www.gildan.com.

Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions, including, without limitation, our expectation with regards to unit volume growth, sales revenue, gross margins, selling, general and administrative expenses, earnings per share, capital expenditures and the impact of non-recurring items. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risks and Uncertainties” section and the risks described under the section “Financial Risk Management” in our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•	our ability to implement our growth strategies and plans, including achieving market share gains, implementing cost reduction initiatives and completing and successfully integrating acquisitions;
•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton and polyester fibres;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source;
•	disruption to manufacturing and distribution activities due to labour disruptions, political instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;
•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, and other laws and regulations in the jurisdictions in which we operate;
•	our significant reliance on computerized information systems for our business operations;
•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of violation of local labour laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	changes in accounting policies and estimates; and
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2011 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP Financial Measures

This press release includes references to certain non-GAAP financial measures such as EBITDA, adjusted net earnings, adjusted diluted EPS, free cash flow, total indebtedness, and cash in excess of total indebtedness. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  Accordingly, they should not be considered in isolation.  The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below.

(1) EBITDA

EBITDA is calculated as earnings before interest, taxes and depreciation and amortization and excludes the impact of restructuring and other charges, as well as the non-controlling interest in consolidated joint venture. The Company uses EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions)	Q2 2011	Q2 2010	YTD 2011	YTD 2010
Net earnings	61.4	48.8	97.3	76.7
Restructuring and other charges	3.7	1.5	4.4	3.1
Depreciation and amortization	18.3	15.8	36.1	31.8
Variation of depreciation included in inventories	(0.1)	3.5	(2.2)	0.9
Interest, net	-	-	0.1	-
Income taxes	(5.0)	1.3	(3.8)	2.5
Non-controlling interest of consolidated joint venture	(0.6)	0.3	(0.6)	0.6
EBITDA	77.7	71.2	131.3	115.6

Certain minor rounding variances exist between the financial statements and this summary.

(2) Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings and adjusted diluted earnings are calculated as net earnings and earnings per share excluding restructuring and other charges. The Company uses and presents these non-GAAP measures to assess its operating performance from one period to the next without the variation caused by restructuring and other charges that could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions, except per share amounts)	Q2 2011	Q2 2010	YTD 2011	YTD 2010
Net earnings	61.4	48.8	97.3	76.7
Adjustments for:
Restructuring and other charges	3.7	1.5	4.4	3.1
Income tax recovery on restructuring and other charges	(0.8)	(0.5)	(0.8)	(0.9)
Adjusted net earnings	64.3	49.8	100.9	78.9
Basic EPS	0.51	0.40	0.80	0.63
Diluted EPS	0.50	0.40	0.80	0.63
Adjusted diluted EPS	0.53	0.41	0.83	0.65

Certain minor rounding variances exist between the financial statements and this summary.

(3) Free cash flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in U.S.$ millions)	Q2 2011	Q2 2010	YTD 2011	YTD 2010
Cash flows (used in) from operating activities	(4.7)	30.4	10.2	104.3
Cash flows used in investing activities	(47.8)	(52.0)	(87.7)	(83.3)
Adjustments for:
Business acquisition	-	15.3	-	15.3
Free cash flow	(52.5)	(6.3)	(77.5)	36.3

Certain minor rounding variances exist between the financial statements and this summary.

(4) Total indebtedness and Cash in excess of total indebtedness

We consider total indebtedness and cash in excess of total indebtedness to be important indicators of the financial leverage of the Company.

(in U.S.$ millions)	Q2 2011	Q4 2010	Q2 2010
Current portion of long-term debt	-	-	(0.7)
Total indebtedness	-	-	(0.7)
Cash and cash equivalents	173.8	258.4	119.1
Cash in excess of total indebtedness	173.8	258.4	118.4

Certain minor rounding variances exist between the financial statements and this summary.

- 30 -

CONTACTS:
Investor Relations Laurence G. Sellyn, Executive Vice-President, Chief Financial and Administrative Officer Tel: (514) 343-8805 Email: lsellyn@gildan.com	Sophie Argiriou, Director, Investor Communications Tel: (514) 343-8815 Email: sargiriou@gildan.com	Media Relations Geneviève Gosselin, Director, Corporate Communications Tel: (514) 343-8814 Email: ggosselin@gildan.com